Exhibit 12.C
EL PASO NATURAL GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	For the Years ended December 31,
	2008	2007	2006	2005	2004
Earnings
Pre-tax income from continuing operations	$218	$215	$244	$110	$176

Fixed charges	93	101	97	95	95
Capitalized interest	(1)	(1)	(1)	(3)	(3)

Total earnings available for fixed charges	$310	$315	$340	$202	$268

Fixed charges
Interest and debt expense	$92	$100	$96	$95	$94
Interest component of rent	1	1	1	—	1

Total fixed charges	$93	$101	$97	$95	$95

Ratio of earnings to fixed charges	3.3	3.1	3.5	2.1	2.8

     For purposes of computing these ratios, earnings means pre-tax income from continuing operations before:
•	fixed charges;
     less:
•	capitalized interest.
     Fixed charges means the sum of the following:
•	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.